SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) **[X]**

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

TOKYO KYUKO DENTETSU KABUSHIKI KAISHA
(Name of Subject Company)

TOKYU CORPORATION
(Translation of Subject Company's Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company's Incorporation or Organization)

TOKYU CORPORATION
(Name of Person(s) Furnishing Form)

N/A
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Masanori Tanaka
Tokyu Corporation
5-6 Nampeidai-cho
Shibuya-ku, Tokyo 150-8511 Japan
Telephone 81-3-3477-9603
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I is an English translation of a press release made in Japan, Tokyu Corporation's home jurisdiction, on October 31, 2003 (Tokyo). A copy of this translation is also available on Tokyu Corporation's website at http://www.tokyu.co.jp/contents_index/guide/news_fram.html. Attached as Attachment II is a copy of a press release issued in the United States on October 31, 2003 which summarizes the Japanese press release and includes information regarding how a copy of the full English translation of the Japanese press release may be obtained.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Tokyu Corporation and Tokyu Tourist Corporation jointly submitted notice in Japanese to the Tokyo Stock Exchange on October 31, 2003 (Tokyo) in the same form as the Japanese press release referenced in Part I, an English translation of which is attached as Attachment I.

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X appointing an agent for service of process in connection with the subject transaction was filed concurrently with Form CB filed with the Commission on September 26, 2003.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Masahiro Umehara

(Signature)

Masahiro Umehara
Senior Manager
Financing, Accounting and Group Strategy Headquarters

(Name and Title)

October 31, 2003

(Date)

Attachment I

October 31, 2003

TOKYU CORPORATION
Representative: Kiyofumi Kamijo
President & Representative Director
(Code No. 9005, Tokyo Stock Exchange First Section)

Tokyu Tourist Corporation
Representative: Norihiko Nomizo
President & Representative Director
(Code No. 9727, Tokyo Stock Exchange First Section)

Notice Regarding a Change in the Share Exchange Schedule

On September 26, 2003, Tokyu Corporation (hereinafter referred to as "Tokyu") and Tokyu Tourist Corporation (hereinafter referred to as "Tokyu Tourist") entered into a share exchange agreement pursuant to which Tokyu Tourist would become a wholly-owned subsidiary of Tokyu. Today, in order to comply with procedural requirements for the share exchange, a decision was made to change the date for the Tokyu Tourist extraordinary general meeting of shareholders to approve the share exchange agreement as follows:

Schedule for share exchange

September 26, 2003	Approval of the share exchange agreement by the board of directors of both companies
September 26, 2003	Execution of the Share Exchange Agreement
November 26, 2003 (tentative)	Extraordinary general meeting of the shareholders of Tokyu Tourist to consider approval of the Share Exchange Agreement (previously November 27, 2003)
January 1, 2004 (tentative)	Effective date of the share exchange

Contact Names

Tel: +81-3-3477-6086	Yasuda and Shinbori	Public Relations Division	Tokyu Corporation
Tel: +81-3-3477-6168	Kashiwazaki and Matsumoto	Accounting, Group Strategy & IR Division Finance, Accounting & Group Strategy Headquarters	
Tel: +81-3-5704-3750	Mizuno	General Affairs Department	Tokyu Tourist Corporation
Tel: +81-3-5704-3746	Morii	Accounting Department	

Attachment II

For Immediate Release

Press Release

Tokyo, Japan, October 31, 2003 -- Notice Regarding a Change in the Share Exchange Schedule of Tokyu Tourist Corporation and Tokyu Corporation. On September 26, 2003, Tokyo Corporation ("Tokyu") and Tokyu Tourist Corporation ("Tokyu Tourist") entered into a share-exchange agreement pursuant to which Tokyu Tourist would become a wholly-owned subsidiary of Tokyu. In order to comply with procedural requirements for the share exchange, the extraordinary general meeting of shareholders of Tokyu Tourist to which the share exchange will be subject, originally tentatively scheduled for November 27, 2003, has been tentatively rescheduled for November 26, 2003.

If any shareholder of Tokyu or Tokyu Tourist would like a complete English translation of the press release issued in Japan, it is available on Tokyu Corporation's website at http://www.tokyu.co.jp/contents_index/guide/news_fram.html or a copy may be obtained by requesting one directly via international post at the following address: Tokyu Corporation, Attn: Masanori Tanaka, 5-6 Nampeidai-cho, Shibuya-ku, Tokyu 150-8511, Japan, Tel: 81-3-3477-9603.

This press release relates to a proposed business combination which involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those in the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for any U.S. shareholder to enforce his rights and any claim he may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Such U.S. shareholder may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.